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06005240

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SEC FILE NUMBER
8 - 67012

BEST AVAILABLE COPY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 8 2006 WASH, D.C. SECTION 153

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 3, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ault Glazer Bodnar Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Century Park East, Suite 200
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Ault (310) 895-7778
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

PROCESSED JUL 13 2006 THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Ault, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ault Glazer Bodnar Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA J. WATSON
Commission # 1516681
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AULT GLAZER BODNAR SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Ault Glazer Bodnar Securities, LLC

We have audited the accompanying statement of financial condition of Ault Glazer Bodnar Securities, LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ault Glazer Bodnar Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 15, 2006

AULT GLAZER BODNAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Due from broker	$	151,033
Security owned, at market		600
Investment in limited partnership		309,917
Due from member		23,641
Commissions receivable		22,537
Property and equipment, net		986
Other assets		55,040
	$	563,754
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and other	$	34,896
Cash overdraft		1,829
Total liabilities		36,725
Member's equity		527,029
	$	563,754

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Ault Glazer Bodnar Securities, LLC (the "Company") is organized as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission (the "SEC"), under paragraph (k)(2)(ii).

The term of the Company will continue in perpetuity, as provided for in the Limited Liability Company Agreement (the "Agreement"), unless sooner terminated. The Company is managed by Ault Glazer Bodnar & Company, Inc. (the "Member").

Deposit with Clearing Broker

The Company is required to maintain a minimum deposit of $100,000 with its clearing broker, which is included in Due from Broker (See Note 2).

Security Owned, at Market

The security owned is valued at market and the unrealized loss is reflected in revenues.

Valuation of Investment in Limited Partnership

The Company accounts for its investment (10% at December 31, 2005) in Ault Glazer Bodnar Acquisition Fund, LLC (the "Fund") on the equity method, under which the Company's original cost is adjusted for its share of the Fund's earnings or losses, and reduced by distributions received from the Fund. The Company's share of the Fund's earnings or losses is reported as equity in earnings of limited partnership in the statement of operations.

Revenues and Expense Recognition from Securities Transactions

Securities transactions are accounted for on a trade-date basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. Interest is recognized on the accrual basis.

Property and Equipment

Property and equipment, consisting of office furniture, is recorded at cost and is depreciated over its estimated useful lives (generally five years) using the straight-line method.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statement. The Member is required to report its proportional share of gains, losses, credits and deductions on its income tax returns.

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of the financial statement is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Due from broker

In the normal course of business, all of the Company's securities transactions, money balances and security positions are transacted with brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

3. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

4. Due from member

Due from member represents advances by the Company to the member.

5. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1. At December 31, 2005, the Company had net capital of $137,355 which was $37,355 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1.

6. Related-party transactions

The sole member of the Company is affiliated with a managing member of, and investment adviser to, various investment funds (the "Funds"). The managing member of the Fund (See Note 1) earns a 2% management fee on the invested assets, paid quarterly in advance from the Fund, and a 20% incentive allocation on net profits earned by Company in the Fund, subject to a hurdle calculation and loss carry forward provision. This investment has certain restrictions with respect to rights of withdrawal by the Company as specified in the agreement.

The Company earns commissions on the Funds' securities transactions. For the period June 3, 2005 (date of inception) through December 31, 2005, the Company earned approximately $9,600 in net commissions on such transactions.